Exhibit 3.2

Merger Agreement

THIS MERGER AGREEMENT ("Agreement") is made on February 1, 2019 by and between Neon Bloom, Inc., 99 Wall Street, #542, New York, New York 10005, ("NEON"), and Phoenix International Ventures, Inc. of 340 W. 42nd Street, FL 2, New York, New York 10036, (the "PHOENIX").

On completion of the merger, NEON will be dissolved leaving PHOENIX as the surviving business which will be known as Neon Bloom, Inc. after the merger is complete. The surviving business will be registered in the state of Nevada. The "Effective date" of the merger will be March 15, 2019.

RECITALS

NEON Dissolving Entity

NEON is a C-Corporation duly organized, validly existing, and in good standing under the laws of Nevada.

PHOENIX Surviving Entity

PHOENIX is a C-Corporation duly organized, validly existing, and in good standing under the laws of Nevada.

Phoenix International Ventures, Inc. Final Entity

Phoenix International Ventures, Inc. is to be the surviving business entity, as that term is defined in the state statute, to the merger described in this agreement.

MERGER

Surviving Business Entity

Subject to the terms and conditions of this Agreement, on the Effective Date mentioned above, NEON shall be merged with and into surviving entity under the laws of the state of Nevada. As a result of the Merger, the separate corporate existence of NEON shall cease and the entity shall continue as the surviving business entity Neon Bloom, Inc.

Certificate of Merger

PHOENIX shall file a certificate of merger with the Secretary of State, as required by the laws of the state of Nevada. The certificate shall be signed and acknowledged by the required number of partners or members of all constituent entities. Certified copies of the certificate of merger shall be filed in the office of the recorder in all counties in which NEON holds real property.

Effective Date of Merger

The merger shall be effective on the date of filing of the certificate of merger.

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TERMS AND CONDITIONS

Negative Covenants

Between the date of this Agreement and the date on which the merger becomes effective, each constituent entity will not:

-	Except in the ordinary course of business and for adequate value, dispose of any of its assets.

Further Assignments or Assurances

If at any time PHOENIX considers or is advised that any further assignments or assurances in law are necessary to vest or to perfect or to confirm of record in PHOENIX the title to any property or rights of disappearing entity, or otherwise carry out the provisions of this Agreement, the entities agree that the managers of NEON, as of the effective date of the merger, will execute and deliver all proper deeds, assignments, confirmations, and assurances in law, and do all acts that the surviving entity reasonably determines to be proper to vest, perfect, and confirm title to such property or rights in PHOENIX, and otherwise carry out the provisions of this Agreement.

Conversion

(a) At the effective date of the merger, each common share in NEON will be converted into a 1 for 1 share exchange with PHOENIX.

(b) No fractional interests of Neon Bloom, Inc. after the merger will be issued to the holders of interests of NEON. However, holders who would otherwise be entitled to receive a fraction of an interest of Neon Bloom, Inc. on the basis of the conversion provided for in this article will instead receive shares that are rounded up.(

c)  Each common share of PHOENIX will be reverse split by a 50 for 1 share reduction before the merger is completed with NEON.

(d) Post reverse split each shareholder of PHOENIX will own their number of shares of the surviving entity after the merger. NEON shareholders will swap on a 1 for 1 basis of the new surviving entity after the merger.

(d) No fractional interests of PHOENIX before merger will be issued to the holders of interests of the surviving entity after the merger.

Exchange

If any interest of NEON being exchanged in connection with this merger is evidenced by a certificate, each holder of that interest must surrender the certificate or certificates, properly endorsed, to the surviving entity or its transfer agent, and will receive in exchange a certificate or certificates representing the number of interests of the surviving entity into which the interests of NEON have been converted.

MANAGEMENT OF SURVIVING ENTITY

Management and Control

The partners or managers of the surviving entity have the sole and exclusive control of the business, subject to any limitations in the articles and operating agreement of the surviving entity.

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Directors and Officers

The initial Board of Directors of the Surviving Entity will consist of 5 Directors. Disappearing entity shall be entitled to nominate 5 members of the Board of Directors of the surviving entity. The five board members who will be nominated after the merger are as follows:

1)	Douglas DiSanti
2)	Mauricio Sernande III
3)	Werner Huisman
4)	Dr. Jason Noh
5)	Margaret Dombrowski

The officers of the entity will be as follows after the merger is completed:

CEO & CFO - Douglas DiSanti

President & COO - Mauricio Sernande III

CMO & Creative Director - Jonathan Buck

SUCCESSION PLAN FOR SURVIVING ENTITY

After the merger is completed the surviving entity will be Phoenix International Ventures, Inc. At which time the surviving entity will change its name to Neon Bloom, Inc. At this point, the surviving entity will continue to operate with the current officers and directors of the entity that is being merged (please see above). The surviving entity will invest in agriculture and innovative technologies with the goal of helping those around the world who need the most assistance. Neon Bloom, Inc. has identified that the world population is expected to grow to 10 Billion people by 2050. That represents an increase of over 50% of the current food production today. Our firm's mission is to help meet this demand. We plan on growing industrial hemp which has now become federally legalized after the passing of the Farm Bill at the end of 2018 as well as other crops to continue to help meet the need of the worlds food requirements.

Our firm will also analyze different technologies to invest in the agriculture space. There is currently not enough agricultural land to meet future demands. It is our goal and mission to explore unique farming techniques which will reduce the footprint needed to grow food.

INTERPRETATION AND ENFORCEMENT

Notices

Any notice, request, demand, or other communication required or permitted under this Agreement may be delivered in person, delivered by certified mail, return receipt requested, or delivered by facsimile transmission. Deliveries by certified mail or by facsimile transmission will be sent to the address of the respective party as first indicated above or as may be updated in the future in writing by either party.

Counterpart Executions

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Partial Invalidity

If any term of this agreement is held by a court of competent jurisdiction to be void and unenforceable, the remainder of the contract terms shall remain in full force and effect

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Applicable Law

The validity, interpretation, and performance of this agreement shall be controlled by and construed under the laws of the State of Nevada.

Approvals

The office bearers and members of each constituent entity to this Merger Agreement have approved by the voting percentages required by the articles, operating agreement, and law the terms and conditions of this Agreement.

This Merger Agreement shall be signed by Douglas DiSanti, Chairman & CEO, on behalf of Neon Bloom, Inc. and by Douglas DiSanti, CEO on behalf of Phoenix International Ventures, Inc..

Neon Bloom, Inc.:

/s/ Douglas DiSanti       02/12/19

By Douglas DiSanti, Chairman & CEO

Phoenix International Ventures, Inc.:

/s/ Douglas DiSanti       02/12/19

By Douglas DiSanti, CEO

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